[TIVO LETTERHEAD]

February 4, 2011

VIA EDGAR, FAX AND FEDERAL EXPRESS

Larry Spirgel

U.S. Securities and Exchange Commission

100 F St. N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	TiVo Inc.

Form 10-K for fiscal year ended January 31, 2010

Filed March 31, 2010

Definitive Proxy Statement

Filed May 28, 2010

Form 10-Q for fiscal quarter ended October 31, 2010

Filed December 7, 2010

File No. 000-27141

Dear Mr. Spirgel:

The Company hereby responds to the comments received by facsimile on January 25, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For ease of review, the Company has set forth the numbered comments of your letters and the Company’s responses thereto.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Compensation – Chief Executive Officer, page 19

1.	Tell us why disclosure of the target and achievement goals for significant corporate deals is not material to an understanding of your chief executive officer’s compensation. Furthermore, explain to us how disclosure of such goals could result in competitive harm to your company.

Response: In response to the Staff’s comment #1, the Company respectfully submits that identification of the target and achievement goals for significant corporate deals is not material to an understanding of our Chief Executive Officer’s compensation. The Compensation Committee of the Company’s Board of Directors (the “Board”) desired to have a portion of our Chief Executive Officer’s bonus be based on the Compensation Committee’s discretionary review of the various corporate deals completed by the Company during the past fiscal year including domestic and international distribution and deployment deals with cable, satellite and broadcast customers, retail marketing and

February 4, 2011

TiVo Inc.

distribution agreements, and other business deals. The Board assessed these corporate deals as a measure of the Chief Executive Officer’s leadership in implementing the Company’s business strategy. Although the Compensation Committee set a target and maximum number of deals required to achieve payouts, it was left to the Board’s discretion to determine which deals would qualify as significant corporate deals based on its view of the Company’s strategic business objectives and how each deal had the potential to meet those objectives. There is not an objective standard to disclose that would provide meaningful information to stockholders in assessing the Company’s executive compensation practices. For example, qualifying individual deals do not necessarily constitute material agreements as defined in Reg. S-K Item 601(a)(10) nor may they otherwise be significant in of themselves with regards to revenue, profits or other metrics commonly used by investors in assessing whether something is material. Rather, each corporate deal is evaluated by the Board to determine whether the deal demonstrates management’s execution and implementation of the Board’s overall strategy during the past year. Accordingly, disclosure of the target and achievement goals for significant corporate deals would not provide meaningful additional information to stockholders.

Furthermore, the Company respectfully submits the target and achievement goals for significant corporate deals could cause substantial economic harm to the Company by hampering its competitive position. Disclosing the target and achievement goals could give competitors insights into the Company’s overall business strategy that otherwise would not be apparent or disclosed to the public. For example, the targeted number of significant corporate deals could indicate whether the Company’s overall strategy is to focus on large strategic transactions or to pursue multiple smaller licensing deals. Identifying the qualifying deals would give further valuable insights the Company’s strategy. Competitors with insight into the Company’s overall strategy can move to either counteract or emulate it forcing the Company to either more aggressively pursue its strategy or to change strategies altogether. While this process takes place naturally over a number of years as strategies become more developed and apparent, by providing insight into the Company’s recent strategic goals, competitors would be able to short circuit the natural process and may be able to compete at an earlier stage. In addition, knowledge of which deals the Company considers significant could cause substantial harm to the Company with respect to its existing partners by allowing these partners to use such information as leverage in their relations with the Company, including in connection with negotiating renewals to or extensions of their existing agreements. Because this information is not material to investors and is competitively harmful to the Company, it is not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

However, in light of the foregoing, to the extent it remains a goal in future years, the Company will include in future proxy statements additional disclosure regarding the discretionary nature of the goal, and the Company will continue to provide disclosure discussing how difficult it will be for its Chief Executive Officer to achieve this performance goal.

February 4, 2011

TiVo Inc.

2.	In your table you disclose that the targets for Overall Advertising Sales Performance and Overall ARM and Content Performance are “Discretionary.” In the discussion above the table you state the performance targets of these goals, that comprise a total of 20% of your CEO’s incentive compensation, are based on the Board of Directors’ assessment. In future filings please discuss the underlying measures, metrics or other aspects the board of Directors looks to when making a subjective assessment of these performance goals.

Response: In response to the Staff’s comment #2, the Company agrees in future filings to provide investors with a general discussion of the measures, metrics, and other aspects of the business the Board considered in evaluating our Chief Executive Officer’s performance and determining the appropriate payout percentage in connection with the goals of “Overall Advertising Sales Performance” and “Overall ARM and Content Performance.”

*    *    *    *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 519-9311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Matt Zinn

Matt Zinn
Senior Vice President, General Counsel, & Corporate Secretary

Enclosures

cc:	Kate Beukenkamp, United States Securities and Exchange Commission

Laurence A Denny, Esq., TiVo Inc.

Keith Benson, Esq., Latham & Watkins LLP